Exhibit 99.18

Franco-Nevada Corporation

Consolidated Balance Sheets

(unaudited, in thousands of US dollars, except share amounts)

	As at
	March 31, 2010	March 31, 2009
Assets
Cash and cash equivalents (Note 2)	$396,466	$122,649
Short-term investments (Note 3)	172,844	377,480
Royalty receivables	22,582	26,789
Prepaid expenses and other	15,924	13,263
Current assets	607,816	540,181

Royalty interests in mineral properties, net	1,006,467	958,160
Interests in oil and gas properties, net	393,215	390,540
Investments (Note 3)	84,147	106,575
Future income taxes	17,978	19,305
Other	7,630	6,130
Total assets	$2,117,253	$2,020,891

Liabilities
Accounts payable and accrued liabilities	$9,689	$9,481
Current liabilities	9,689	9,481
Future income taxes	96,943	81,142
Total liabilities	106,632	90,623

Shareholders’ Equity (Note 9)
Common shares, unlimited common shares authorized without par value; issued and outstanding 114,003,218 common shares at March 31, 2010 (112,123,500 at December 31, 2009)	1,896,721	1,848,923
Contributed surplus	54,122	51,975
Retained earnings	45,916	38,135
Accumulated other comprehensive income (loss)	13,862	(8,765)
Total shareholders’ equity	2,010,621	1,930,268
Total liabilities and shareholders’ equity	$2,117,253	$2,020,891

See accompanying notes to interim consolidated financial statements

Approved by the Board of Directors

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

Consolidated Statements of Operations and Comprehensive Income (Loss)

(unaudited, in thousands of US dollars, except per share amounts)

	For the Three Months Ended
	March 31, 2010	March 31, 2009
Revenue
Mineral royalties	$22,934	$23,738
Oil and gas royalties and working interests	9,653	5,479
Change in fair value - Palmarejo (Note 4(a))	5,061	3,680
Change in fair value - Other (Note 4(b))	123	—
Dividends	81	219
Total revenue	37,852	33,116

Costs and expenses
Costs of operations	1,596	1,407
General and administrative	2,642	2,697
Business development	591	446
Depreciation and depletion	20,189	22,969
Stock-based compensation expense (Note 9(b))	1,104	915
Total costs and expenses	26,122	28,434

Operating income	11,730	4,682
Interest income	1,488	365
Interest expense and other	(518)	(255)
Gain (loss) on sale of investments	16,317	(240)
Other Income	205	—
Foreign exchange gain (loss)	(15,154)	984

Income before income taxes	14,068	5,536
Income tax expense (Note 7)	(6,287)	(1,739)
Net income	$7,781	$3,797

Other comprehensive income (loss):
Unrealized change in market value of securities, net of income tax	$2,185	$7,279
Realized change in market value of securities	(14,918)	—
Unrealized foreign exchange loss, net of income tax	(5,776)	(10,376)
Realized foreign exchange loss	8,211	—
Currency translation adjustment	32,925	(12,136)
	22,627	(15,233)
Total comprehensive income (loss)	$30,408	$(11,436)

Basic earnings per share	$0.07	$0.04
Diluted earnings per share	$0.07	$0.04
Basic weighted average shares outstanding	113,435	100,300
Diluted weighted average shares outstanding	114,510	100,591

See accompanying notes to interim consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(unaudited, in thousands of US dollars, except share amounts)

	For the Three Months Ended
	March 31, 2010	March 31, 2009
Cash flows from operating activities
Net income	$7,781	$3,797
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and depletion	20,189	22,969
Gain on sale of investments	(16,317)	—
Unrealized change in fair value - Palmarejo	3,935	(3,680)
Unrealized change in fair value - Other	99	—
Other non-cash items	101	384
Future income tax expense	1,282	2,399
Non-cash stock-based compensation expense	1,104	915
Unrealized foreign exchange loss (gain)	15,154	(14)
Changes in non-cash assets and liabilities:
Decrease in royalty receivables	4,207	5,823
(Decrease) in prepaid expenses and other	(2,661)	(11,125)
Increase (decrease) in accounts payable and accrued liabilities	208	(197)
Net cash provided by operating activities	35,082	21,271

Cash flows from investing activities
Proceeds on sale of short-term investments	290,930	82,245
Purchase of short-term investments	(76,896)	—
Acquisition of royalty interests in mineral properties	(49)	(75,110)
Proceeds on sale of investments	25,011	—
Purchase of investments	—	(794)
Purchase of oil and gas well equipment	(710)	(641)
Purchase of property and equipment	—	(9)
Acquisition of Moydow Mines International (Note 8)	1,881	—
Net cash provided by investing activities	240,167	5,691

Cash flows from financing activities
Credit facility amendment costs	(1,640)	—
Proceeds from exercise of stock options	39	—
Net cash used in financing activities	(1,601)	—
Effect of exchange rate changes on cash and cash equivalents	169	(647)
Net increase in cash and cash equivalents	273,817	26,315
Cash and cash equivalents at beginning of year	122,649	73,249
Cash and cash equivalents at end of year	$396,466	$99,564

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$212	$111
Income taxes paid during the period	$3,959	$28

See accompanying notes to interim consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Shareholders’ Equity

(unaudited, in thousands of US dollars, except share amounts)

	For the Three Months Ended
	March 31, 2010	March 31, 2009
Share capital
Balance, beginning of period	$1,848,923	$1,549,410
Issued upon acquisition of Moydow Mines International	44,909	—
Exercise of stock options	2,175	—
Transfer from contributed surplus on exercise of stock options	675	—
Exercise of Moydow stock options	39	—
Balance, end of period	$1,896,721	$1,549,410

	Number	Number
Share capital
Balance, beginning of period	112,123,500	100,300,000
Issuance of common shares for acquisition of Moydow Mines International	1,733,993	—
Exercise of stock options	145,725	—
Balance, end of period	114,003,218	100,300,000

Contributed surplus
Balance, beginning of period	$51,975	$26,380
Value of Moydow Mines International stock options upon acquisition	1,718	—
Transfer to share capital on exercise of stock options	(675)	—
Recognition of non-cash compensation expense	1,104	915
Balance, end of period	$54,122	$27,295

Shareholders’ retained earnings (deficit)
Balance, beginning of period	$38,135	$(14,512)
Net income for the period	7,781	3,797
Balance, end of period	$45,916	$(10,715)

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(8,765)	$(127,679)
Comprehensive income (loss) for the period	22,627	(15,233)
Balance, end of period	$13,862	$(142,912)

See accompanying notes to interim consolidated financial statements

Franco-Nevada Corporation

Notes to Consolidated Financial Statements

(unaudited, in thousands of US dollars, except share amounts)

Note 1 - Nature of Operations and Basis of Presentation

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2007, for the purpose of acquiring and developing a portfolio of resource royalties, investments and other assets. The royalty portfolio holds over 300 royalty interests diversified over a range of commodities and by stage of development from exploration through to production.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and are expressed in United States (“US”) dollars. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required under Canadian generally accepted accounting principles for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2009 audited consolidated financial statements and the corresponding notes thereto.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year.

Note 2 - Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. At March 31, 2010, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds. Cash equivalents have been recorded at fair value.

	At March 31,	At December 31,
	2010	2009
Cash deposits	$24,031	$10,229
Term deposits	14,000	4,006
Treasury bills	78,097	28,944
Canadian federal and provincial government bonds	236,580	79,470
Corporate bonds	43,758	—
	$396,466	$122,649

During the three months ended March 31, 2010, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $6,017, net of income taxes of $251, being recognized in accumulated other comprehensive income (loss) upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

Note 3 - Investments

The following table summarizes the Company’s investments as at March 31, 2010 and December 31, 2009:

	March 31,	December 31,
	2010	2009
Short-term investments:
Canadian dollar denominated treasury bills	$76,840	$241,294
US dollar denominated treasury bills	95,904	136,086
Certificate of deposit	100	100
Total short-term investments	$172,844	$377,480
Long-term investments:
Investment in Falcondo	29,540	28,668
Newmont Exchangeable Shares	40,593	42,602
Other	14,014	35,305
	$84,147	$106,575

Short-term investments

The Company made investments in Canadian and US dollar denominated treasury bills, corporate bonds and a certificate of deposit during the quarter ended March 31, 2010. These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

As at March 31, 2010, the market value of the Canadian treasury bills decreased from the date of purchase and an unrealized loss of $881 (March 31, 2009 - gain of $125), net of income taxes of $37 (March 31, 2009 - $19), was recognized in accumulated other comprehensive income (loss).

Investment in Falcondo

The Company owns 121,729, or 4.1%, of the outstanding common shares in Falcondo, a non-public entity which owns and operates an integrated complex of mines, smelter, crude oil supply system, oil refinery and power plant producing ferronickel in the Dominican Republic. This investment has been designated as an available-for-sale security and is recorded at cost.

Newmont Exchangeable Shares

As at March 31, 2010, the Company held 796,210 shares of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value. At March 31, 2010, the Canadian dollar market value of the Exchangeable Shares increased compared to the value at December 31, 2009 and an unrealized gain of $2,856 (March 31, 2009 - $4,133), net of an income tax recovery of $911 (March 31, 2009 - income tax expense $679) was recognized in accumulated other comprehensive income (loss).

During the three months ended March 31, 2010, the Company sold 100,000 Exchangeable Shares for gross proceeds of $5,231 and recorded a gain on the sale of $536, in statement of operations and comprehensive income.

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market. These investments have been designated as available-for-sale securities and have been recorded at their fair values. As at March 31, 2010, the market value of these investments increased compared to their values at December 31, 2009, and an unrealized gain of $211 (March 31, 2009 - gain of $3,271), net of income taxes of $10 (March 31, 2009 - $523), was recognized in accumulated other comprehensive income (loss).

During the three months ended March 31, 2010, the Company disposed of certain investments and received gross proceeds of $263,539 and recorded a gain on sale of $15,781 in the statement of operations and comprehensive income.

Note 4 - Derivative Assets

(a) Palmarejo Gold Royalty Stream

The minimum royalty under the Palmarejo royalty interest is recorded at fair value which is determined using a discounted cash flow valuation model. At March 31, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum royalty during the three months ended March 31, 2010, which resulted in a fair value loss of $3,935. This fair value loss, along with royalty receipts from Palmarejo of $8,996, representing 12,689 ounces of gold, during the quarter ended March 31, 2010, is included in the consolidated statements of operations and comprehensive income (loss) as “Change in fair value - Palmarejo”.

Palmarejo Gold Royalty Stream	March 31, 2010	March 31, 2009
Royalty receipts	$8,996	$—
Change in fair value - minimum royalty	(3,935)	3,680
Change in fair value - Palmarejo	$5,061	$3,680

(b) Other derivative assets

The Company holds another royalty interest with a minimum royalty clause which is also recorded at fair value using a discounted cash flow valuation model. At March 31, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum royalty during the three months ended March 31, 2010, which resulted in a fair value loss of $99. This fair value loss, along with royalty receipts from this royalty of $222, representing 200 ounces of gold, during the quarter ended March 31, 2010 is included in the consolidated statements of operations and comprehensive income (loss) as “Change in fair value - Other”.

Other derivative royalty interest	March 31, 2010	March 31, 2009
Royalty receipts	$222	$—
Change in fair value - minimum royalty	(99)	—
Change in fair value - Other	$123	$—

Note 5 - Financial Instruments

Fair value of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, royalty receivables, other receivables, accounts payable and accrued liabilities, approximate their fair value due to their short-term maturities.

Derivative Instruments

The fair value of royalties classified as derivative instruments is determined using present value technique models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity.

Fair Value of Derivative Instruments

At March 31, 2010	Balance Sheet Classification	Fair Value
Derivative Assets:
Royalty interests	Royalty interests in mineral properties	$131,125

The fair value hierarchy established by the CICA Section 3862 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets measured at fair value on a recurring basis as at March 31, 2010:

				Aggregate
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$—	$396,466	$—	$396,466
Short-term investments	—	172,844	—	172,844
Investments(1)	52,156	974	—	53,130
Royalty interests in mineral properties, treated as derivatives	—	—	131,125	131,125
	$52,156	$570,284	$131,125	$753,565

(1) Investments exclude $31,017 of investments which are recorded at cost.

The valuation techniques that are used to measure fair value are as follows:

a) Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices for similar assets or liabilities in active markets. Our cash equivalents are comprised of Canadian and US treasury bills, and highly-liquid corporate bonds.

b) Short-term investments

The fair value of government and corporate bonds and treasury bills are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are quoted prices for similar assets or liabilities in active markets, and therefore government and corporate bonds and treasury bills are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

c) Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

d) Royalty interests treated as derivative assets

The fair value of royalty interests is determined using a discounted cash-flow valuation model which uses the forward curve price of gold and management’s best estimate of an appropriate discount rate taking into account project specific risk factors which are re-assessed at each balance sheet date and therefore are classified within Level 3 of the fair value hierarchy established by CICA Section 3862.

The following table reconciles the Company’s Level 3 fair value measurements from December 31, 2009 to March 31, 2010:

Fair Value Measurement using Level 3 inputs

Royalty Interests Classified as Derivatives

Balance on December 31, 2009	$141,223
Impact of foreign exchange translation	(6,064)
Loss included in net income	(4,034)
Balance on March 31, 2010	$131,125

Fair Value of Financial Instruments

	March 31, 2010		December 31, 2009
	Carrying	Estimated fair	Carrying	Estimated fair
	amount	value	amount	value
Financial assets
Cash and cash equivalents(1)	$396,466	$396,466	$122,649	$122,649
Short-term investments(1)	172,844	172,844	377,480	377,480
Royalty receivables(1)	22,582	22,582	26,789	26,789
Investments(2)	53,130	53,130	76,474	76,474
	$645,022	$645,022	$603,392	$603,392
Financial liabilities
Accounts payable and accrued liabilities(1)	$9,689	$9,689	$9,481	$9,481
	$9,689	$9,689	$9,481	$9,481

(1)          Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)          Investments exclude $31,017 (December 31, 2009 - $30,101) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

Financial Risk Management

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from various royalty properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to commodity price risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Some of the Company’s future acquisitions may be classified as derivative instruments depending on the nature of the royalty agreement and deal structure. In addition, the Company invests the proceeds of its equity offerings and cash flow from operations in Canadian and US denominated treasury bills, interest-bearing deposits and highly-liquid corporate bonds. These activities expose the Company to foreign exchange risk, interest rate and credit risk related to those financial assets.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yields.

Commodity Price Risk

The Company’s royalties are subject to risk from fluctuations in market prices of commodities. The Company does not manage any exposures to commodity price risk. To that end, the Company has not and does not intend to engage in hedging activities related to commodity prices.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from balances and transactions denominated in foreign currencies. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Company’s cash and cash equivalents and short-term investments are invested in US and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 52% to 48% as at March 31, 2010. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the three months ended March 31, 2010, the US dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, Australia and Mexico, the Company recorded a currency translation adjustment gain of $32,925 in accumulated other comprehensive income (loss) (March 31, 2009 - loss of $12,136).

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash and cash equivalents and short-term investments continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $5,299, or $0.05 per fully diluted common share, per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $1,790 per year (assuming the Company’s cash and cash equivalents and short-term investments continue to be invested in the same investments as currently exist).

As at March 31, 2010, the Company had no outstanding debt under its revolving credit facility.

Credit Risk

Credit risk relates to cash and cash equivalents, short-term investments, royalty receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard and Poors. As at March 31, 2010, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and may consider utilizing its revolving term credit facility where appropriate. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at March 31, 2010, $569,310 was held in either cash and cash equivalents or highly-liquid investments (March 31, 2009 -$155,436). All of the Company’s financial liabilities are due within one year.

Note 6 - Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource royalty portfolio while ensuring capital protection. The Company’s royalty portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by natural resource operators. Maintaining and managing a diversified, high-margin royalty portfolio with low overheads provides the free cash flow required to fuel organic growth.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2010 compared to the prior year period. The Company is not subject to material externally imposed capital requirements.

As at March 31, 2010, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $569,310 (March 31, 2009 - $155,436), available-for-sale long-term investments totaling $52,156 (March 31, 2009 - $51,744), together with an unused $175,000 revolving term credit facility, all of which are available for growing the royalty portfolio and paying dividends.

Note 7 - Income Taxes

Income taxes for the three months ended March 31, 2010 and 2009 consist of the following:

	March 31,	March 31,
	2010	2009
Current income tax expense (recovery)	$5,005	$(659)
Future income tax expense	1,282	2,398
Income tax expense	$6,287	$1,739

A reconciliation of the provision for income tax taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of operations and comprehensive loss for the periods ended March 31, 2010 and 2009, are as follows:

	March 31,	March 31,
	2010	2009
Net income before income taxes	$14,068	$5,536
Statutory tax rate	28.34%	29.76%
Tax expense at statutory rate	3,987	1,647
Reconciling items:
Minimum tax credit		—
Resource depletion adjustment		—
Reversal of valuation allowance	777	(24)
Expenses not tax deductible	303	22
Differences in foreign statutory tax rates	682	108
Changes in current and future tax rates on timing differences	(711)	(75)
Foreign withholding tax	407	214
Other	842	(153)
Net income tax expense	$6,287	$1,739

Note 8 - Acquisition

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. The acquisition of Moydow was accounted for as a purchase of assets.

The allocation of the purchase price was as follows:

Purchase price:
Common shares issued	$44,909
Value of Moydow options	1,718
Transaction costs	330
Total purchase price	$46,957

Purchase Price Allocation:
Cash	$1,881
Other receivables	5
Interest in mineral properties	61,018
Accounts payable	(693)
Tax basis step up	(15,254)
$46,957

Note 9 - Shareholders’ Equity

a) Common Shares

The Company issued 1,733,993 common shares in connection with the acquisition of Moydow. (See Note 8 - Acquisition above).

b) Stock-based Compensation

During the three months ended March 31, 2010, the Company issued 50,000 stock options (2009 - Nil) to employees at an exercise price of C$27.62 (2009 - Nil). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The Company uses the fair value method of accounting for stock-based compensation awards. The fair value of stock options granted during the three months ended March 31, 2010 has been determined to be $607 (three months ended March 31, 2009 -Nil). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions: risk-free rate - 2.53%, volatility - 58.38%, expected dividend yield - 1.01% and expected life - 4 years; and resulted in a weighted average fair value of C$12.14 per stock option.

During the three months ended March 31, 2010, an expense of $1,104 (three months ended March 31, 2009 - $915) related to vested stock options has been included in the consolidated statement of operations and comprehensive income (loss). As at March 31, 2010, there is $4,163 (March 31, 2009 - $6,461) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Company’s equity compensation plans, which is expected to be recognized over a weighted average period of 1.2 years (March 31, 2009 - 1.6 years).

c) Deferred Share Unit Plan

During the three months ended March 31, 2010, 1,438 DSUs were credited to directors under the DSU Plan (Three months ended March 31, 2009 - 1,622 DSUs) in connection with the conversion of directors’ fees. No DSUs were awarded to directors as compensation. The value of the DSU liability as at March 31, 2010, was $313 (March 31, 2009 - $131). The mark-to-market adjustment recorded for the three months ended March 31, 2010, in respect of the DSU Plan, was $8 (Three months ended March 31, 2009 - $22).

Note 10 - Commitments

Operating Leases

As at March 31, 2010, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to March 31, 2011	$428
to March 31, 2012	354
to March 31, 2013	336
to March 31, 2014	196
to March 31, 2015 and thereafter	—

Credit Facility

Under the Amended Credit Facility the Company is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of this facility. For the three months ended March 31, 2010, standby fees of $212 (three months ended March 31, 2009 -$111) were incurred and paid.

Note 11 - Geographic Information

The following tables reflect geographic financial information:

	Three months	Three months
	ended	ended
	March 31, 2010	March 31, 2009
Total Revenue
United States	$19,584	$20,080
Mexico	5,061	3,680
Canada	11,950	9,046
Australia	1,257	310
Total Revenue	$37,852	$33,116

Net income (loss)
United States	$4,594	$1,115
Mexico	(4,249)	2,295
Canada	6,865	308
Australia	571	79
Consolidated net income	$7,781	$3,797

For the three months ended March 31, 2010, three mineral royalties totaling $13,729 comprised 36.3% of Total Revenue across all geographic segments. During the three months ended March 31, 2009, three mineral royalties totaling $16,146 comprised 47.7% of Total Revenue across all geographic segments. Geographic revenues are segmented by the jurisdiction of the entity receiving the revenue.

	As at	As at
	March 31, 2010	March 31, 2009
Interests in mineral properties, net
Canada	$197,577	$93,327
United States	634,976	665,948
Mexico	125,655	77,014
Australia	48,259	22,622
Consolidated	$1,006,467	$858,911

Total Assets
Canada	$1,210,017	$596,170
United States	712,835	784,222
Mexico	141,972	88,028
Australia	52,429	23,501
Consolidated	$2,117,253	$1,491,921

Interests in oil and gas properties of $393,215 (March 31, 2009- $344,437) and investments of $84,147 (March 31, 2009 - $76,000) are held in Canada.

Note 12 - Subsequent Event

On May 12, 2010, the Company announced its intention to acquire a gold stream from Taseko Mines Limited (“Taseko”) on its Prosperity copper-gold project located in British Columbia. The Company will acquire gold from Taseko equivalent to 22% of the gold produced at Prosperity. Franco-Nevada will provide a US$350 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and will grant Taseko two million special warrants, upon and subject to TSX approval. Once the project is fully permitted and financed, each special warrant will be exchangeable, without any additional consideration, into one purchase share warrant. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.